United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale announces the sale of its Midwestern System assets

Rio de Janeiro, April 6th, 2022 – Vale S.A. (“Vale” or “Company”) informs that, on this date, it has signed a binding agreement for the sale, to J&F Mineração Ltda. (“J&F” or “Buyer”), controlled by J&F Investimentos S.A., of all the shares issued by Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación Sociedad Anónima, which hold Iron Ore, Manganese Ore and Logistics assets in the Midwestern System, including the full assumption by the Buyer of the take-or-pay logistics contracts, subject to the consent of the applicable counterparties. Under the terms agreed, the enterprise value of the transaction is approximately US$ 1.2 billion for a set of assets that contributed to Vale with US$ 110 million of adjusted EBITDA in 2021. At the closing of the transaction, Vale will receive approximately US$ 150 million, in addition to transferring to the Buyer the obligations related to the take-or-pay logistics contracts, subject to the consent of the applicable counterparties, and other liabilities existing in the assets of the abovementioned companies. The Buyer will also assume operations with all employees of the assets. The completion of the transaction is subject to compliance with the usual precedent conditions, including the approval of the Administrative Council for Economic Defense (CADE), the National Agency for Waterway Transportation (ANTAQ), the National Defense Council (CDN) and other competent regulatory authorities.

The sale of the Midwestern System, which produced 2.7 Mt of iron ore and 0.2 Mt of manganese ore in 2021, is in line with Vale's strategy of portfolio simplification and focusing on the main businesses and growth opportunities, guided by the disciplined capital allocation.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 06, 2022		Head of Investor Relations